 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

uSell.com, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

917296204

(CUSIP Number)

Daniel Brauser

171 Madison Ave. 17 Fl.

New York, NY 10016

(516) 993-6008

Nikhil Raman

171 Madison Ave. 17 Fl.

New York, NY 10016

(516) 993-6008

Brian Tepfer

20 Nancy Street, Unit B

West Babylon, NY 11704

(516) 334-6400

Scott Tepfer

20 Nancy Street, Unit B

West Babylon, NY 11704

(516) 334-6400

October 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Daniel Brauser

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
659,266 (1)

9. Sole Dispositive Power
659,266 (1)

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
659,266 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
3.5% (2)

14. Type of Reporting Person
IN

(1)	Includes (i) 619,234 shares of common stock and (iii) 40,032 fully vested options.

(2)	See Item 5(a), below.

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1. Names of Reporting Persons.
Nikhil Raman

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
640,166 (1)

9. Sole Dispositive Power
640,166 (1)

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
640,166 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
3.4% (2)

14. Type of Reporting Person
IN

(1)	Includes (i) 618,500 shares of common stock and (iii) 21,666 fully vested options

(2)	See Item 5(a), below.

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1. Names of Reporting Persons.
Brian Tepfer

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,679,419

9. Sole Dispositive Power
4,679,419

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,679,419

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
25.0% (1)

14. Type of Reporting Person
IN

(1)	See Item 5(a), below.

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1. Names of Reporting Persons.
Scott Tepfer

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

3. SEC Use Only

4. Source of Funds
OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6. Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
4,679,418

9. Sole Dispositive Power
4,679,418

10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
4,679,418

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13. Percent of Class Represented by Amount in Row (11)
25.0% (1)

14. Type of Reporting Person
IN

(1)	See Item 5(a), below.

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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.0001 per share of uSell.com, Inc., a Delaware corporation (the “Issuer” or “uSell”). The principal executive offices of the Issuer are located at 171 Madison Ave. 17 Fl., New York, NY 10016.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Daniel Brauser, Nikhil Raman, Brian Tepfer and Scott Tepfer (together, the “Filing Persons”).

(b) The principal business address of Daniel Brauser is 4400 Biscayne Blvd, Suite 850, Miami, FL 33137. The principal business address of Nikhil Raman is 171 Madison Ave. 17 Fl., New York, NY 10016. The principal business address of each of Brian Tepfer and Scott Tepfer is 20 Nancy Street, Unit B, West Babylon, NY 11704.

(c) Mr. Brauser’s principal occupation is serving as Executive Chairman of the Issuer and Mr. Raman’s principal occupation is serving as Chief Executive Officer of the Issuer. The principal business of the Issuer is creating an online marketplace where both individual and wholesale sellers can sell small consumer electronics to professional buyers using an ecommerce website-based platform. Brian Tepfer’s principal occupation is serving as the Chief Executive Officer of We Sell Cellular LLC, a wholly-owned subsidiary of the Issuer, and Scott Tepfer’s principal occupation is serving as the President of We Sell Cellular LLC. The principal business of We Sell Cellular LLC is the wholesale acquisition and resale of smartphones and related devices from carriers and big box stores.

(d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each of the Filing Persons is a citizen of the United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On October 26, 2015, the Issuer acquired BST Distribution, Inc., a New York corporation (“BST”), which owns We Sell Cellular LLC, a Delaware limited liability corporation (“We Sell”). In connection with the acquisition, uSell, BST, Brian Tepfer and Scott Tepfer entered into a Stock Purchase Agreement (the “SPA”) as a result of which BST became a wholly-owned subsidiary of uSell. Prior to closing of the SPA, the Brian Tepfer and Scott Tepfer together owned 100% of the outstanding stock of BST, which owns 100% of the membership interests of We Sell. In exchange for acquiring 100% of the outstanding stock of BST, uSell issued Brian Tepfer 4,679,419 shares of uSell common stock and issued Scott Tepfer 4,679,418 shares of uSell common stock. In connection with the acquisition, the Filing Persons entered into a Shareholders Agreement pursuant to which the Filing Persons agreed to limitations on their respective voting power over the Issuer’s securities. Other than the acquisition consideration described above, the Filing Persons neither paid nor received consideration for entering into the Shareholders Agreement. Notwithstanding their joint filing of this Schedule 13D, the Filing Persons disclaim membership in any group as a result of being signatories to the Shareholders Agreement.

ITEM 4. PURPOSE OF TRANSACTION

Brian Tepfer and Scott Tepfer were each issued their shares of the Issuer in connection with the acquisition of BST described in Item 3, above. In addition, in connection with this acquisition, the Issuer and each of the Filing Persons entered a Shareholders Agreement under which the Filing Persons agreed to elect Brian Tepfer to the Issuer’s Board of Directors and to certain restrictions on resale of their securities for a period of six months. In addition, the Filing Persons agreed that, in connection with any annual meeting, special meeting or written consent of uSell shareholders, such person would vote together with the other three parties on each matter, provided that if they cannot reach an agreement, then the affirmative vote of at least 75% of the voting power of all shares of outstanding voting stock of uSell is required to take action.

The above voting restrictions will not be enforceable if uSell does not comply with certain obligations under the SPA related to assisting Brian Tepfer and Scott Tepfer with the sale of their uSell stock. In accordance with the SPA, if the Tepfers elect to sell shares of common stock, uSell will use its best efforts to assist the Tepfers in selling their shares of uSell stock acquired under the SPA for up to $6,000,000 in gross proceeds (together and not each) through private placements or public offerings, with target sales of $1,500,000 quarterly, commencing the quarter ending December 31, 2015. If the price per share received by the Tepfers is less than the greater of $1.20 or the product of an EBITDA-based formula, uSell will issue the Tepfers additional shares of uSell stock.

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Each of the Filing Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. Subject to the limitations contained in the Shareholders Agreement described above, each of the Filing Persons may take any actions they deem appropriate with respect to their investments, including increasing or decreasing their ownership interests in the Issuer (including by way of open market or privately negotiated transactions, and subject to Section 16(b) of the Securities Exchange Act of 1934).

In addition, Mr. Brauser serves as Executive Chairman of the Issuer, Mr. Raman serves as Chief Executive Officer and a director of the Issuer, Brian Tepfer serves as a director of the Issuer and the Chief Executive Officer of We Sell, and Scott Tepfer serves as the President of We Sell. Solely in these capacities, the foregoing persons may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management as part of their service to the Issuer.

Other than as described herein, none of the Filing Persons has any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Together, the issued shares of common stock beneficially owned by the Filing Persons and subject to the Shareholders Agreement as of the date of this filing constitute 56.7% of the Issuer’s outstanding common stock. Notwithstanding their joint filing of this Schedule 13D, the Filing Persons disclaim membership in any group as a result of being signatories to the Shareholders Agreement.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on 18,686,850 shares of common stock issued and outstanding as of November 5, 2015, as reported by the Issuer.

Daniel Brauser

Mr. Brauser is the beneficial owner of, shares voting power over, and has sole dispositive power over, 659,266 shares of common stock, including (i) 619,234 shares of common stock and (ii) 40,032 fully vested options, representing 3.5% of the Issuer’s outstanding common stock.

Nikhil Raman

Mr. Raman is the beneficial owner of, shares voting power over, and has sole dispositive power over, 640,166 shares of common stock, including (i) 618,500 shares of common stock and (ii) 21,666 fully vested options, representing 3.4% of the Issuer’s outstanding common stock.

Brian Tepfer

Brian Tepfer is the beneficial owner of, shares voting power over, and has sole dispositive power over 4,679,419 shares of common stock, representing 25.0% of the Issuer’s outstanding common stock.

Scott Tepfer

Scott Tepfer is the beneficial owner of, shares voting power over, and has sole dispositive power over 4,679,418 shares of common stock, representing 25.0% of the Issuer’s outstanding common stock.

(b)	The Filing Persons share voting power over the Issuer’s securities as described above in Item 5(a).

(c)	In addition to the acquisition of shares by Brian Tepfer and Scott Tepfer described above, the following reportable transactions occurred during the past 60 days prior to the date hereof:

1.	Effective October 26, 2015, uSell’s Board of Directors awarded Nikhil Raman 350,000 restricted stock units convertible into shares of common stock on a one-for-one basis vesting annually over a three-year term, subject to continued employment, and fully vesting upon a change of control. uSell also awarded Mr. Raman 150,000 shares of common stock. Further, in connection with the closing of the acquisition described above, 150,000 restricted stock units previously awarded to Mr. Raman vested and were delivered.

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2.	Effective October 26, 2015, uSell’s Board of Directors awarded Daniel Brauser 150,000 shares of common stock. Further, in connection with the closing of the acquisition described above, 150,000 restricted stock units previously awarded to Mr. Brauser vested and were delivered.

3.	Effective October 28, 2015, Nikhil Raman purchased 5,000 shares of common stock in multiple open market transactions at a weighted average price of $1.09 per share. On October 28, 2015, Mr. Raman also purchased 500 shares of common stock in an open market transaction at a price of $1.27 per share. Mr. Raman used personal funds to acquire the shares.

4.	On October 29, 2015, Nikhil Raman purchased 2,500 shares of common stock in multiple open market transactions at a weighted average price of $1.13 per share. Mr. Raman used personal funds to acquire the shares.

5.	On October 29, 2015, Daniel Brauser purchased 3,000 shares of common stock in multiple open market transactions at a weighted average price of $1.16 per share. Mr. Brauser used personal funds to acquire the shares.

6.	On October 30, 2015, Nikhil Raman purchased 5,500 shares of common stock in multiple open market transactions at a weighted average price of $1.27 per share. Mr. Raman used personal funds to acquire the shares.

(d)	To the best knowledge of each of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Filing Persons.

(e)	Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Shareholders Agreement described in Item 4, above, and as elsewhere disclosed in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit
No.	Exhibit Description

99.1	Joint Filing Agreement, dated as of November 5, 2015 (1)

99.2	Shareholders Agreement, dated as of October 26, 2015 (2)

99.3	Stock Purchase Agreement, dated as of October 26, 2015 (3)

(1)	Filed herewith.

(2)	Incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2015.

(3)	Incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 27, 2015.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 5, 2015 Date	/s/ Daniel Brauser Daniel Brauser
November 5, 2015 Date	/s/ Nikhil Raman Nikhil Raman
November 5, 2015 Date	/s/ Brian Tepfer Brian Tepfer
November 5, 2015 Date	/s/ Scott Tepfer Scott Tepfer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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